Exhibit 99.1

The Bezeq Era
Investors presentation, May 2014

Forward-Looking Statement
This presentation contains forward-looking statements within the meaning of Section 27A of the
Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as
amended. Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include the factors indicated in our filings with the Securities and Exchange Commission (SEC). For more details, refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F and Current Reports on Form 6-K. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

BCOM’s Profile

▪ B Communications Ltd. (TASE and Nasdaq: “BCOM”) is a telecommunications oriented holding company which is a subsidiary of Internet Gold.
▪ BCOM holds the controlling interest (approximately 30.89%) in Bezeq, The
 Israel Telecommunication Corp. (“Bezeq”), Israel’s largest
 telecommunications provider (TASE: BEZQ).
▪ BCOM decreased its net debt from more than NIS 5 billion as of the date it acquired its controlling interest in Bezeq (in April 2010) to just NIS 2.8 billion as of March 31, 2014.
▪ On February 19, 2014, BCOM announced the completion of a private offering of US$ 800 million senior secured notes to fully refinance its bank and institutional debt that was incurred to acquire its controlling interest in Bezeq.

• Founded in 1979
• One of Israel’s largest holding companies with a strong presence in Israel and a growing international presence
• Owned by Shaul Elovitch, Chairman of the Board of Directors (80% ownership) and Yossef Elovitch, Director (20% ownership)
• Solid financial base and strategic partnerships ensure the strong backing necessary to accelerate growth
• Diversified portfolio with investments in telecommunications, media, real estate, consumer electronics and financial services
YES - D.B.S. Satellite
Services (1998) Ltd.
Walla Shops
Space
Communications Ltd.
Satcom Sys Ltd.
Satlink
Communications Ltd.
Traded on TASE
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Traded on NASDAQ
Internet Gold
Golden Lines Ltd.
Bezeq
B Communications
Pelephone
Bezeq International
Bezeq On-Line
Telecom Services
Media
Satellite Services
Telecom Consumer
Electronic Products
Eurocom Cellular
Communications
(Nokia)
Eurocom Digital
Communications
(Panasonic)
D.M. Engineering
Ltd.
Eurocom Communications
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Walla
«
Eurocom Real
Estate Ltd.
Midtown
Real Estate
Enlight energy Ltd.
Eurocom Capital
Finance Ltd.
Investments &
 Finance
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EITAG Ltd.
Eurocom Group Overview
Traded on TASE and AIM
«

b·com group

eurocom group

	Relative strength	Company within the group
Internet access	●	bezeq
Internet Services	●	Bezeq International
Internet VAS residential	●	Bezeq International
Internet business	●	bezeq
e-Advertising	●	walla!
e-Commerce	●	וואלה! שופס
Date Services	●	bezeq
ILD	●	Bezeq International
Fixed telephony	●	bezeq
Mobile	●	pelephone
Multi channel TV	●	yes.
Telecom & consumer electronics.	●	NOKIA Connecting People; Panasonic ideas for life
Satellite services	●	AMOS; GILAT; SatLink

Eurocom: Israel’s Largest
Communications Footprint

b·com group

Shaul Elovitch

Founder & Chairman

Over 30 years experience building leading communications businesses and other major investments businesses

 Proven capabilities in:
 • Strategy creation & strategic planning
 • Marketing & brand development
 • Operational & financial management
 • Management of mergers & acquisitions
 • Creation of partnerships
 • Capital raising: 13 major transactions
 • 2 IPOs - IGLD and BCOM
 • 10 bond issues
 • $800 million Rule 144A offering
Doron Turgeman
CEO since 2011 & CFO from 2001 till 2011
19 years experience in management
17 years experience in communications
BCOM - Experienced, Disciplined Leadership

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Chairman of the board of directors of Bezeq and it’s subsidiaries

Key Milestones for BCOM
From small entrepreneurial business
to large holding company

 • Israeli telecom market commences privatization process
 • Eurocom participates in the privatization process and forms a corporate vehicle for that purpose
 • Goal: to become one of Israel’s leading telecom service providers
 • Internet emerges as a major commercial service
 • IGLD decides to focus on ISP activities
 • Expansion into content and Value-Added Services
 • Successful listing on NASDAQ (IGLD) (TASE dual listing 2005)
1995
To
2000
2000
to
2007
2007
to
2009
1992
to
1995
2010
to
2014
 • Continuous organic growth
 • Restructure of IGLD into a holding company owning Smile Communications and Smile Media
 • Acquisition and merger with 012 Golden Lines to form 012 Smile Communications
 • Successful IPO and listing of 012 Smile Communications on NASDAQ and TASE (SMLC)
 • Continuous organic growth
 • Crystallization of the strategy to become a leader in the Israeli telecom market
 • Preparation for the next major M&A transaction while examining several opportunities
 • Sale of legacy 012 Smile.Communications assets
 • Acquisition of the controlling interest in Bezeq - Israel’s telecom market leader
 • From April 2010 through March 2014, BCOM decreased its net debt from more than NIS 5 billion as of the date it acquired its controlling interest in Bezeq (in April 2010) to just NIS 2.8 billion as of March 31, 2014.
 • On February 19, 2014, BCOM announced the completion of a private offering of US$ 800 million senior secured notes to fully refinance its bank and institutional debt that was incurred to acquire its controlling interest in Bezeq.

b·com group

~69%
bezeq
bezeq
pelephone
bezeq on line
Bezeq International
yes.

Group Structure

Eurocom Group
Internet Gold
Golden Lines
BCOM
~79%
~68%
~31%
Walla!
100%
100%
100%
~50%
100%
Mobile telephony
and data
Fixed-line, broadband
infrastructure, data com
Call centre
services
ILD, ISP,
enterprise
solutions
Pay-TV (DTH)
Internet
portal
Free float
~21%
Free float
Free float
~32%
~100%
Private
• M.cap (Mil. NIS) - 712
• NAV(2) (Mil. NIS) - 991
• Net debt (Mil. NIS) - 744
• Net debt / EBITDA - 5.12
• Listed - TASE, NASDAQ
• M.cap (Bil. NIS) - 1.9
• NAV (3) (Bil. NIS) - 2.55
• Net debt (Bil. NIS) - 2.8
• Net debt / EBITDA - 4.25
• Listed - TASE, NASDAQ
• M.cap (Bil. NIS) - 17.3
• TTM EV/EBITDA - 6.3
• Net debt / EBITDA - 2.01
• Listed - TASE
Source: Company’s information, Bezeq’s investors’ presentation.
(1) All figures are as of March 31, 2014, while Net debt of BCOM and Bezeq was adjusted for the dividend distributed by Bezeq on April 2014.
(2) IGLD’s NAV is defined as value of IGLD’s shares according to BCOM’s NAV, based on Bezeq stock price as of May 28, 2014 less IGLD’s net debt.
(3) BCOM’s NAV is defined as value of BCOM’s shares according to Bezeq market cap, based on Bezeq stock price as of May 28, 2014 less BCOM’s adjusted net debt.

Bezeq
Overview

b-com group

bezeq
bezeq
Bezeq International
pelephone
yes.
bezeq on line
walla!

Bezeq: Israel’s Most Comprehensive Communications
Infrastructure and Service Provider
Fixed-Line
Fixed-line, broadband
infrastructure, data com
2013 Rev.    NIS 4.48bn
2013 EBITDA NIS 2.68bn
Bezeq Int’l
ILD, ISP,
enterprise solutions
2013 Rev.     NIS 1.43bn
2013 EBITDA  NIS 357mm
Pelephone
Mobile telephony
and data
2013 Rev.    NIS 3.81bn
2013 EBITDA NIS 1.07bn
yes
Pay-TV
(DTH)
2013 Rev.    NIS 1.64bn
2013 EBITDA  NIS 530mm
Bezeq on line
Call centre
services
100%
100%
100%
49.8%¹
100%
Listed on TASE
Bezeq Group
2013 Rev. NIS 9.bn
2013 EBITDA  NIS 4.13bn
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¹ 50.2% held by Eurocom. Following a Supreme Court decision which prevents Bezeq from acquiring control of yes, as of
 August 21, 2009, Bezeq ceased consolidating yes’ s financial results and began accounting for its investment in yes according to the equity method
Walla!
Internet portal
e - Commerce
e - Advertising
100%

11,373
10,278
9,563
2011
2012
2013

43.0%
40.8%
43.5%
4,637
4,471
4,130
2011
2012
2013

Net income attributable to shareholders

2,074
1,861
1,771
2011
2012
2013

Free cash flow *

1,549
2,779
3,236
2011
2012
2013

Revenues
EBITDA
Source : Bezeq’s press release
* Free cash flow is defined as free cash flows from operating activities less net capex paymants
Bezeq’s Results
(NIS Millions)

bezeq

NISmm	Fiscal year ending December 31 2011A	2012A	2013A	CAGR 11–13
Revenue	4,648	4,630	4,478	*-1.85%*
% growth	*-11.7%*	*-0.4%*	*-3.3%*	
EBITDA	2,346	2,689	2,681	*6.90%*
% margin	*50.5%*	*58.1%*	*59.9%*	
Capex	937	658	485	*-14.49%*
% of rev.	*20.2%*	*14.2%*	*10.8%*	
FCF[1]	1,169	1,351	1,789	*23.71%*
% of rev.	*25.2%*	*29.2%*	*40.0%*	

NGN
Next Generation Network

pelephone

NISmm	Fiscal year ending December 31 2011A	2012A	2013A	CAGR 11–13
Revenue	5,548	4,468	3,809	*-17.14%*
% growth	*-3.2%*	*-19.5%*	*-14.7%*	
EBITDA	1,921	1,423	1,065	*-25.54%*
% margin	*34.6%*	*31.8%*	*28.0%*	
Capex, net	382	381	315	*-9.19%*
% of rev.	*6.9%*	*8.5%*	*8.3%*	
FCF[1]	418	1,347	1,276	*74.72%*
% of rev.	*7.5%*	*30.1%*	*33.5%*	

HIGH SPEED GSM+
HSPA

Bezeq International

NISmm	Fiscal year ending December 31 2011A	2012A	2013A	CAGR 11–13
Revenue	1,354	1,340	1,433	*2.88%*
% growth	*-1.9%*	*-1.0%*	*6.9%*	
EBITDA	350	355	357	*1.00%*
% margin	*25.8%*	*26.5%*	*24.9%*	
Capex, net	288	173	97	*-41.97%*
% of rev.	*21.3%*	*12.9%*	*6.8%*	
FCF[1]	(44)	99	191	-
% of rev.	*-3.2%*	*7.4%*	*13.3%*

Bezeq Overview
Bezeq Fixed-Line
Fixed-line, broadband infrastructure, data com
Bezeq International
ILD, ISP, enterprise solutions
Pelephone
Mobile telephony and data
 • Leading provider of broadband services
 (ADSL/VDSL) in Israel with over 1.25
 million subscribers offering up to 100
 Mbps.
 • FTTC, all IP, infrastructure for consumer
 and business customers.
 • Provides customers with high speed
 data transmission and ultra-fast Internet
 services over existing copper lines and
 fiber.
 • 99% of Israeli households covered.
 • Leading broadband Internet service in
 Israel Approximately 39% Internet
 market share.
 • Israel’s largest data center.
 • New high- speed submarine cable
 system deployed between Israel and
 Europe.
 • Increasing bandwidth at affordable
 rates.
 • 2.6 million cellular customers
 • HSPA (High Access Packet Speed)
 cellular technology offering 3.75 G
 speed.
 • Essential to accessing higher value
 segments of the market.
 • Strong platform for rising smartphone
 demand and advanced data services.
1 Free cash flow is defined as cash flows from operating activities less net payments for investments

10.4%
15.8%
8.1%
12.0%
12.8%
16.7%
26.4%
17.6%
2006A
2007A
2008A
2009A
2010A
2011A
2012A
2013A

Bezeq’s Dividend Policy
distribution of 100% of its after-tax profit on a semi-annual basis
Dividend Yield from 2006 to 2013
Source: Bezeq
¹ Based on the sum of regular and special dividends paid during the fiscal year divided by Bezeq’s market cap as of December 31.
• Based on its ownership interest, BCOM will
 receive ~ 31% of Bezeq’s annual dividends
• Since 2006, Bezeq has paid over NIS 20.7
 billion (US$ 5.9 billion) in dividends
• Bezeq has paid all six equal special
 dividend payments which were declared by
 the Board of Directors and approved by
 the Israeli Court. The special dividend of
 NIS 3 billion in aggregate was paid on a
 semi-annual basis from 2011 to 2013.

Dividend yield (%)¹

BCOM's Unconsolidated Balance Sheet Data*
As of March 31, 2014

	NIS millions
Debentures and loans	
Senior Secured Notes	2,754
Series B Debentures	695
Total	**3,449**
Liquidity balances	
Dividend receivable **	248
Lockbox account	204
Unrestricted Cash	314
Total	**766**

* Does not include the balance sheet of Bezeq.
** The dividend was received on April 2014.

BCOM’s Cash Position
As of March 31, 2014, BCOM’s unconsolidated liquidity balances (including dividend receivable) totaled NIS 766 million and its unconsolidated total debt was NIS 3.45 billion.

450
400
350
300
250
200
150
100
50
0
201
23
178
275
46
229
446
217
229
434
205
229
2014
2015
2016
2017
Series $144A Debentures
Series B Debentures

Projection of Future Debt Repayment
(NIS millions)

• All amounts include future estimated interest payments

Introducing the Bezeq Era
Thank you